September 5, 2025

Emma E. Giamartino
Chief Financial Officer
CBRE Group, Inc.
2121 North Pearl Street
Suite 300
Dallas, TX 75201

       Re: CBRE Group, Inc.
           Form 10-K for the fiscal year ended December 31, 2024
           Response dated August 7, 2025
           File No. 001-32205
Dear Emma E. Giamartino:

       We have reviewed your August 7, 2025 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to a prior comment is to the comment in our July
11, 2025 letter.

Form 10-K for the fiscal year ended December 31, 2024
Item 7. Management Discussion and Analysis of Financial Condition and Results of
Operations
Non-GAAP Financial Measures, page 47

1. We note your response to our prior comment 1. Please address the following:
           As it pertains to pass-through costs, please further clarify for us the nature and terms of your contracts whose structures include pass-through with implicit pass-
         through net revenue cost-plus and cost-plus with GMP. In your response, please tell us how you determined these contract structures have an implicit margin, as opposed to an explicit margin.
           Regarding your contracts that are identified as explicit pass-through net revenue, please explain to us why these contracts are categorized as having an explicit
 September 5, 2025
Page 2

          margin. In your response, please address your current characterization of such contracts as fixed priced contracts as it appears that they contain a mark-up on both fixed and variable costs. Also, please explain to us how you determined the explicit fees contractually earned on pass-through costs to estimate the margins for these contracts.

2. In your response to our prior comment 1, you explain that to estimate an implicit margin on contracts quoted with a fixed price or management fees that are charged to clients and may be derived as a percentage of total budgeted costs, you attributed a portion of the overall contract margin earned to the third-party pass-through costs incurred on the contract by allocating the margin based on the percentage of third-
      party pass-through costs to total direct contract costs. Please address the following:
          Please tell us how you define overall contract margin earned and total direct contract costs.
          Please provide us with the company   s overall contract margin earned
and total
          direct contract costs (if it differs from the cost of revenue line item on your consolidated statements of operations) for the year ended December 31, 2024.
          Please show us how the overall contract margin was allocated to calculate estimated margin by contract structure.


       Please contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction